UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38203

Mynd.ai, Inc.

Maples Corporate Services Limited,

PO Box 309,

Ugland House,

Grand Cayman KY1-1104

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 9, 2025, Mynd.ai, Inc. (the “Company”) announced that Vincent Riera is stepping down as the Company’s Chief Executive Officer, effective April 11, 2025. In addition, Mr. Riera has resigned from the Company’s board of directors (the “Board”). Arthur Giterman, the Company’s Chief Financial Officer, has been appointed as a member of the Board to fill the vacancy created by Mr. Riera’s resignation and, commencing April 11, 2025, Mr. Giterman will assume the role as Chief Executive Officer of the Company, while continuing to serve as Chief Financial Officer. A press release announcing this leadership change is filed as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K, except for Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s registration statements (i) on Form S-8 (Registration Number: 333-278480) and (ii) on Form F-3 (Registration Number: 333-280853), each as filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit 99.1 – Press Release dated April 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

By:	/s/ Arthur Giterman
Name: Arthur Giterman
Title: Chief Financial Officer

Date: April 9, 2025